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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D. C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO.       )*
                                   -------


                   GEOTEK COMMUNICATIONS, INC.
- -----------------------------------------------------------------
                        (Name of Issuer)


                          COMMON STOCK
- -----------------------------------------------------------------
                 (Title of Class of Securities)


                            373 654 1
- -----------------------------------------------------------------
                         (CUSIP Number)


                     ARTHUR FLEISCHER, P.C.
            FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
             ONE NEW YORK PLAZA, NEW YORK, NY 10004
                       (212) 820-8000
- -----------------------------------------------------------------
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)


                          JUNE 20, 1996
- -----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13D
  CUSIP NO. 3736541                         PAGE 2 OF 35 PAGES

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CHARLES BRONFMAN FAMILY TRUST

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A       (a)  [ ]
    GROUP*                                           (b)  [X]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

       OO

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       QUEBEC

 NUMBER OF    7   SOLE VOTING POWER

   SHARES           1,088,181

BENEFICIALLY  8   SHARED VOTING POWER

  OWNED BY          0

    EACH      9   SOLE DISPOSITIVE POWER

 REPORTING          1,088,181

   PERSON    10   SHARED DISPOSITIVE POWER

    WITH            0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

       1,088,181

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                              [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.7%

14  TYPE OF REPORTING PERSON*

       OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.


                          SCHEDULE 13D

  CUSIP NO. 3736541                         PAGE 3 OF 35 PAGES

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       THE KOLBER TRUST

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A       (a)  [ ]
    GROUP*                                           (b)  [X]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

       OO

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS

 NUMBER OF    7   SOLE VOTING POWER

   SHARES           362,727

BENEFICIALLY  8   SHARED VOTING POWER

  OWNED BY          0

    EACH      9   SOLE DISPOSITIVE POWER

 REPORTING          362,727

   PERSON    10   SHARED DISPOSITIVE POWER

    WITH            0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

       362,727

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                              [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.6%

14  TYPE OF REPORTING PERSON*

       OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.


                          SCHEDULE 13D

  CUSIP NO. 3736541                         PAGE 4 OF 35 PAGES

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       RENAISSANCE FUND LDC

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A       (a)  [ ]
    GROUP*                                           (b)  [X]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

       WC

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS

 NUMBER OF    7   SOLE VOTING POWER

   SHARES           1,209,090

BENEFICIALLY  8   SHARED VOTING POWER

  OWNED BY          0

    EACH      9   SOLE DISPOSITIVE POWER

 REPORTING          1,209,090

   PERSON    10   SHARED DISPOSITIVE POWER

    WITH            0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

       1,209,090

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                              [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.9%

14  TYPE OF REPORTING PERSON*

       OO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.


                          SCHEDULE 13D
  CUSIP NO. 3736541                         PAGE 5 OF 35 PAGES

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TODD INVESTMENTS LIMITED
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A      (a)  [ ]
    GROUP*                                          (b)  [X]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

       WC

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       ISRAEL

 NUMBER OF    7   SOLE VOTING POWER

   SHARES           1,191,196

BENEFICIALLY  8   SHARED VOTING POWER

  OWNED BY          0

    EACH      9   SOLE DISPOSITIVE POWER

 REPORTING          1,191,196

   PERSON     10  SHARED DISPOSITIVE POWER

    WITH            0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

       1,191,196

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                              [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.8%

14  TYPE OF REPORTING PERSON*

       CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.


                          SCHEDULE 13D

  CUSIP NO. 3736541                         PAGE 6 OF 35 PAGES

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       STOCKTON PARTNERS L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A      (a)  [ ]
     GROUP*                                          (b)  [X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

       WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

 NUMBER OF    7   SOLE VOTING POWER

   SHARES           17,894

BENEFICIALLY  8   SHARED VOTING POWER

  OWNED BY          0

    EACH      9   SOLE DISPOSITIVE POWER

 REPORTING          17,894

   PERSON     10  SHARED DISPOSITIVE POWER

    WITH            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

       17,894

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.03%

14   TYPE OF REPORTING PERSON*

       PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.


                          SCHEDULE 13D

  CUSIP NO. 3736541                         PAGE 7 OF 35 PAGES

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       S. DANIEL ABRAHAM

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A      (a)  [ ]
    GROUP*                                          (b)  [X]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

       PF

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

 NUMBER OF    7   SOLE VOTING POWER

   SHARES           263,460

BENEFICIALLY  8   SHARED VOTING POWER

  OWNED BY

    EACH      9   SOLE DISPOSITIVE POWER

 REPORTING          263,460

   PERSON     10  SHARED DISPOSITIVE POWER

    WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

       263,460

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                              [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.4%

14  TYPE OF REPORTING PERSON*

       IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.


ITEM 1.     Security and Issuer

            This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Geotek Communications, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 20 Craig Road, Montvale, New Jersey 07654.

ITEM 2.     Identity and Background

            This Statement is being filed jointly by the persons
(the "Reporting Persons") listed on the signature pages.

            As more fully described in Item 4 of this Statement, on June 20, 1996 the Reporting Persons, together with Arnhold and
S. Bleichroeder, Inc., BEA Associates, Continental Casualty Company, Goldman, Sachs & Co. and PEC Israel Economic Corporation (collectively, the "Other Investors"), acquired from the Issuer in a private placement certain securities that are convertible into, or exercisable for, Common Stock. Accordingly, the Reporting Persons and the Other Investors may be deemed to have acted in concert for the purpose of acquiring such securities and, therefore, to constitute a "group" for purposes of Rule 13d-5(b) under the Act. Pursuant to Rule 13d-1(f)(2) under the Act, the Other Investors have elected to file a Schedule 13D or
Schedule 13G on an individual basis while the Reporting Persons are making this joint filing. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists or previously existed or that any Reporting Person is the beneficial owner of Common Stock beneficially owned by any other Reporting Person or by any Other Investor.

            Although the Reporting Persons and the Other
Investors may be deemed to have acted in concert for the purpose of acquiring certain equity securities of the Issuer, the Reporting Persons have no agreement, arrangement or understanding to act in concert with any of the Other Investors and S. Daniel Abraham has no agreement, arrangement or understanding to act in concert with any of the other Reporting Persons for the purpose of holding, voting or disposing of any equity securities of the Issuer. Accordingly, this Statement is being amended simultaneously to reflect the fact that, as of the date hereof, the Other Investors and S. Daniel Abraham are not members of a "group" for purposes of Rule 13d-5(b) under the Act with respect to the Common Stock.

            Information with respect to each of the Reporting
Persons is given solely by such Reporting Person and no Reporting
Person has any responsibility for the accuracy or completeness of the information supplied by another Reporting Person.

            (a)-(c), (f) The name, state or other place of organization, principal business and address of the principal business and principal office of each non-natural person Reporting Person and the name, address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each natural person Reporting Person are set forth on Appendix A hereto and are incorporated by reference herein.

            To the extent available as of the date hereof, the information required by clauses (a)-(c) and (f) of Item 2 of Schedule 13D with respect to each person enumerated in Instruction C of Schedule 13D is set forth in Appendix B hereto and is incorporated by reference herein.

            (d), (e) To the knowledge of each Reporting Person, during the last five years, neither such Reporting Person nor any of its executive officers, directors, partners, trustees or other controlling persons identified in Appendix B hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration

            As more fully described in Items 4 and 5 of this Statement, the Reporting Persons, in the aggregate, have acquired 34,179 units of the Issuer (the "Units"), with each Unit consisting of (a) one share of the Issuer's Series N Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series N Preferred Stock") and (b) a warrant to purchase 30 shares of Common Stock at a price of $11.00 per share (collectively, the "Warrants"). The aggregate purchase price paid by the Reporting Persons for the Units was $34,179,000.

            Each Reporting Person acquired its Units with the working capital or the personal funds of such Reporting Person, or with funds made available from unsecured bank borrowings.
Each Reporting Person anticipates that the source of funds for the exercise, if any, of the Warrants held by such Reporting Person also will be the working capital or personal funds of such Reporting Person, or with funds made available from unsecured bank borrowings. The aggregate amount of funds necessary to exercise all of the Warrants held by the Reporting Persons will be $11,279,070.

ITEM 4.     Purpose of Transaction

            Pursuant to Subscription Agreements dated June 14, 1996 by and among the Issuer, each of the Reporting Persons and the Other Investors (the "Subscription Agreement"), substantially in the form attached as Exhibit A and incorporated herein by reference, on June 20, 1996 the Reporting Persons purchased from the Issuer an aggregate of 34,179 Units. Pursuant to the Certificate of Designation of the Series N Preferred Stock (the "Preferred Stock Certificate"), a form of which is attached hereto as Exhibit B and incorporated herein by reference, each share of Series N Preferred Stock is convertible, at any time, into approximately 91 shares of Common Stock. Pursuant to the Warrants, a form of which is attached hereto as Exhibit C and incorporated herein by reference, the Warrants may be exercised, at any time, to purchase Common Stock at a price of $11.00 per share. Each Reporting Person acquired its Units for investment purposes and will, from time to time, evaluate the status of such investment in light of then-existing conditions.

            Pursuant to the Preferred Stock Certificate, each record holder of Series N Preferred Stock is entitled to receive a 10% annual dividend on each share of Series N Preferred Stock based on a $1,000 per share stated value of the Series N Preferred Stock. The dividend is payable in equal quarterly installments and is payable in Common Stock based on the Market Value (as defined in Article III.A of the Preferred Stock Certificate) of the Common Stock as of the applicable Dividend Payment Date (as defined in the Preferred Stock Certificate). In addition, pursuant to the Preferred Stock Certificate, on or after June 20, 1998, the Issuer may, in its discretion, require the conversion of all, but not less than all, of the Series N Preferred Stock into Common Stock if the Closing Price (as defined in the Preferred Stock Certificate) of the Common Stock equals or exceeds $17.75 for 20 consecutive Trading Days (as defined in the Preferred Stock Certificate). Furthermore, pursuant to the Preferred Stock Certificate, in the event of a Change of Control (as defined in the Preferred Stock Certificate), the Issuer must redeem the shares of Series N Preferred Stock held by Electing Holders (as defined in the Preferred Stock Certificate). The redemption price per share is payable in cash, Common Stock or a combination thereof, at the election of the Issuer, and shall be equal to the sum of $1,000 plus all accrued but unpaid dividends. If all or part of the redemption price is paid in Common Stock, the number of shares of Common Stock payable will be determined based on the Market Value of the Common Stock (as defined in Article V.D of the Preferred Stock Certificate).

            Pursuant to the Subscription Agreement, the Issuer has agreed to use its good faith best efforts to cause a registration statement under the Securities Act of 1933, as amended, to become effective on or before September 30, 1996 with respect to all shares of Common Stock issuable upon exercise of the Warrants and all shares of Common Stock issuable upon conversion of, and as a dividend on, the Series N Preferred Stock.

            The Reporting Persons currently have no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D. However, each Reporting Person may, in its sole discretion, exercise any and all rights it may have under the Preferred Stock Certificate, the Warrants, the Subscription Agreement or otherwise and may, from time to time, purchase or sell in public or private transactions securities of the Issuer.

            The summary set forth herein of certain provisions of the Preferred Stock Certificate, the Warrants and the Subscription Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of such documents that are attached as Exhibits to this Statement and incorporated herein by reference for all purposes.

ITEM 5.   Interest in Securities of the Issuer

            (a) The percentages set forth in this Item 5 of the Common Stock beneficially owned by the Reporting Persons and the Other Investors, in the aggregate, and by each Reporting Person are based on the Issuer's representation in the Subscription Agreement that, as of June 14, 1996, there were 57,933,433 shares of Common Stock issued and outstanding. In addition, pursuant to Rule 13d- 3(d)(1) under the Act, for purposes of computing such percentages, the aggregate number of shares of Common Stock issuable upon the conversion of the Series N Preferred Stock, the exercise of the Warrants and the conversion or exercise of other securities held by the Reporting Persons and the Other Investors (which equal 6,711,010) have been deemed to be outstanding.

            I. Reporting Persons and the Other Investors in the Aggregate. In the aggregate, the Reporting Persons and the Other Investors beneficially own (i) 50,000 shares of Series N Preferred Stock (which represent the right to acquire 4,545,454 shares of Common Stock) (ii) Warrants to purchase 1,500,000 shares of Common Stock, (iii) various other convertible or exercisable securities (which represent the right to acquire 665,555 shares of Common Stock) and (iv) 4,597,383 shares of Common Stock. Thus, the Reporting Persons and the Other Investors, in the aggregate, beneficially own 11,308,392 shares (of which they have the right to acquire 6,711,010 shares of Common Stock) which represent approximately 17.5% of the outstanding Common Stock.

            II.     Reporting Persons Individually

            Renaissance Fund LDC. The Renaissance Fund LDC beneficially owns 10,000 shares of Series N Preferred Stock (which represent the right to acquire 909,090 shares of Common Stock) and a Warrant to purchase 300,000 shares of Common Stock. Thus, the Renaissance Fund LDC has the right to acquire 1,209,090 shares of Common Stock, which represent approximately 1.87% of the outstanding Common Stock.

            Todd Investments Limited. Todd Investments Limited beneficially owns 9,852 shares of Series N Preferred Stock (which represents the right to acquire 895,636 shares of Common Stock) and a Warrant to purchase 295,560 shares of Common Stock. Thus, Todd Investments Limited has the right to acquire 1,191,196 shares of Common Stock, which represent approximately 1.84% of the outstanding Common Stock.

            Charles Bronfman Family Trust. The Charles Bronfman Family Trust beneficially owns 9,000 shares of Series N Preferred Stock (which represent the right to acquire 818,181 shares of Common Stock) and a Warrant to purchase 270,000 shares of Common Stock. Thus, the Charles Bronfman Family Trust has the right to acquire 1,088,181 shares of Common Stock, which represent approximately 1.68% of the outstanding Common Stock.

            The Kolber Trust. The Kolber Trust beneficially owns 3,000 shares of Series N Preferred Stock (which represent the right to acquire 272,727 shares of Common Stock) and a Warrant to purchase 90,000 shares of Common Stock. Thus, The Kolber Trust has the right to acquire 362,727 shares of Common Stock, which represent approximately 0.56% of the outstanding Common Stock.

            S. Daniel Abraham. S. Daniel Abraham beneficially owns 2,179 shares of Series N Preferred Stock (which represent the right to acquire 198,090 shares of Common Stock) and a Warrant to purchase 65,370 shares of Common Stock. Thus, S. Daniel Abraham has the right to acquire 263,460 shares of Common Stock, which represent approximately 0.41% of the outstanding Common Stock.

            Stockton Partners L.P.  Stockton Partners L.P.
beneficially owns 148 shares of Series N Preferred Stock (which represent the right to acquire 13,454 shares of Common Stock) and a Warrant to purchase 4,440 shares of Common Stock. Thus, Stockton Partners L.P. has the right to acquire 17,894 shares of Common Stock, which represent approximately 0.03% of the outstanding Common Stock.

            (b) Each Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all Common Stock beneficially owned by such Reporting Person.

            (c) None of the Reporting Persons nor any other person named in response to Item 2 has effected any transaction in the Common Stock during the past 60 days.

            (d)  Not applicable.

            (e)  Not applicable.

ITEM 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

            Other than the agreements set forth in Exhibits A, B and C hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 above and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     Material to be Filed as Exhibits

            EXHIBIT A  -  Form of Subscription Agreement dated
                          as of June 14, 1996

            EXHIBIT B  -  Form of Certificate of Designation of
                          Series N Preferred Stock

            EXHIBIT C  -  Form of Warrant to Purchase Common
                          Stock

            EXHIBIT D  -  Agreement pursuant to Rule13d-
                          1(f)(1)(iii)

            EXHIBIT E  -  Power of Attorney

            EXHIBIT F  -  Power of Attorney



                             SIGNATURE
                            ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        July 1, 1996
   -----------------------
            Date              CHARLES BRONFMAN FAMILY TRUST


                              By:  /s/ Michel Boucher
                                   --------------------------
                                   Name:  Michel Boucher
                                   Title:  Attorney-in-fact



                             SIGNATURE
                             ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        July 1, 1996
   -----------------------
            Date              RENAISSANCE FUND LDC

                              By:  STOCKTON PARTNERS L.P.

                              By:  STOCKTON PARTNERS INC.,
                                        its General Partner

                              By:  /s/ Hildy Shandell
                                   --------------------------
                                   Name: Hildy Shandell
                                   Title: Managing Director



                             SIGNATURE
                             ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        July 1, 1996
   -----------------------
            Date              STOCKTON PARTNERS L.P.

                              By:  STOCKTON PARTNERS INC.,
                                        its General Partner

                              By:  /s/ Hildy Shandell
                                   --------------------------
                                   Name: Hildy Shandell
                                   Title: Managing Director



                             SIGNATURE
                             ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        July 1, 1996
   -----------------------
            Date              TODD INVESTMENTS LIMITED

                              By:  STOCKTON PARTNERS L.P.

                              By:  STOCKTON PARTNERS INC.,
                                        its General Partner

                              By:  /s/ Hildy Shandell
                                   --------------------------
                                   Name: Hildy Shandell
                                   Title: Managing Director



                             SIGNATURE
                             ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        July 1, 1996
   -----------------------
            Date
                              THE KOLBER TRUST


                              By:  /s/ Michel Boucher
                                   -------------------------
                                   Name:  Michel Boucher
                                   Title:  Attorney-in-fact



                             SIGNATURE
                             ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        July 1, 1996
   -----------------------
            Date

                              By:  /s/ S. Daniel Abraham
                                   -------------------------
                                   S. Daniel Abraham



                          APPENDIX A-1

            NAME, ADDRESS, ETC. OF REPORTING PERSONS
            ----------------------------------------

                  CHARLES BRONFMAN FAMILY TRUST
                  -----------------------------

Place of Organization:             Quebec

Principal Business:                To invest in securities and
                                   other business interests of
                                   all types

Address of the Principal Business: c/o Goodman Phillips &
                                     Vineberg
                                   430 Park Avenue, 10th Floor
                                   New York, New York  10022


Address of Principal Office:       c/o Goodman Phillips &
                                     Vineberg
                                   430 Park Avenue, 10th Floor
                                   New York, New York  10022



                          APPENDIX A-2

            NAME, ADDRESS, ETC. OF REPORTING PERSONS
            ----------------------------------------

                        THE KOLBER TRUST
                        ----------------

Place of Organization:             Cayman Islands

Principal Business:                To invest in securities and
                                   other business interests of
                                   all types

Address of the Principal Business: c/o Ansbacher Limited
                                   Ansbacher House, P.O. Box 887
                                   Grand Cayman, British West
                                      Indies

Address of Principal Office:       c/o Ansbacher Limited
                                   Ansbacher House, P.O. Box 887
                                   Grand Cayman, British West
                                      Indies



                          APPENDIX A-3

            NAME, ADDRESS, ETC. OF REPORTING PERSONS
            ----------------------------------------

                      RENAISSANCE FUND LDC,
                      ---------------------

Place of Organization:             Cayman Islands

Principal Business:                Investment in foreign
                                   privately-
                                   held and publicly-traded
                                   companies

Address of the Principal Business: c/o Bank of Butterfield
                                      International (Cayman) Ltd
                                   Butterfield House, George Town
                                   Grand Cayman, British West
                                      Indies

Address of Principal Office:       c/o Bank of Butterfield
                                      International (Cayman) Ltd
                                   Butterfield House, George Town
                                   Grand Cayman, British West
                                      Indies



                          APPENDIX A-4

            NAME, ADDRESS, ETC. OF REPORTING PERSONS
            ----------------------------------------

                    TODD INVESTMENTS LIMITED
                    ------------------------

Place of Organization:             Israel

Principal Business:                Investment in companies

Address of the Principal Business: c/o Herzog, Fox & Neeman
                                   Asia House, 4 Weizman Street
                                   64239 Tel Aviv, Israel

Address of Principal Office:       c/o Herzog, Fox & Neeman
                                   Asia House, 4 Weizman Street
                                   64239 Tel Aviv, Israel



                          APPENDIX A-5

            NAME, ADDRESS, ETC. OF REPORTING PERSONS
            ----------------------------------------

                     STOCKTON PARTNERS L.P.
                     ----------------------

Place of Organization:             Delaware

Principal Business:                Investment management

Address of the Principal Business: c/o Bank of Butterfield
                                      International (Cayman) Ltd
                                   Butterfield House, George Town
                                   Grand Cayman, British West
                                      Indies

Address of Principal Office:       c/o Bank of Butterfield
                                      International (Cayman) Ltd
                                   Butterfield House, George Town
                                   Grand Cayman, British West
                                      Indies



                          APPENDIX A-6

            NAME, ADDRESS, ETC. OF REPORTING PERSONS
            ----------------------------------------

                        S. DANIEL ABRAHAM
                        -----------------

Address:                           777 South Flagler Drive
                                   West Tower, Suite 800
                                   West Palm Beach, Florida
                                      33401

Principal Occupation:              Consultant

Name of Employer:                  S.D.T. Enterprises Inc.

Principal Business of Employer:    Holding Company

Address of Employment:             777 South Flagler Drive
                                   West Tower, Suite 800
                                   West Palm Beach, Florida
                                      33401



                          APPENDIX B-1

        NAME, ADDRESS, ETC. OF CONTROLLING PERSONS, ETC.
        -------------------------------------------------

          Trustees of the Charles Bronfman Family Trust
          ---------------------------------------------


Name and                  Principal Business
Business Address          or Occupation            Citizenship
- ----------------         -------------------       -----------

Ellen J. Bronfman         Private Investor         Canada
  Hauptman
c/o Goodman Phillips &
  Vineberg
430 Park Avenue
10th Floor
New York, New York  10022
USA

Gary J. Gartner          Partner of Goodman       Canada
Goodman Phillips &       Phillips & Vineberg
  Vineberg               (Attorneys)
430 Park Avenue
10th Floor
New York, New York  10022
USA

Steven H. Levin         Partner of Goodman       United States
Goodman Phillips &      Phillips & Vineberg
  Vineberg              (Attorneys)
430 Park Avenue
10th Floor
New York, New York  10022
USA


                          APPENDIX B-2

         NAME, ADDRESS, ETC. OF CONTROLLING PERSONS, ETC.
         ------------------------------------------------

1.   Trustee of The Kolber Trust

Name:  Cayman International Trust Company Limited





                          APPENDIX B-3

         NAME, ADDRESS, ETC. OF CONTROLLING PERSONS, ETC.
         ------------------------------------------------

                      Renaissance Fund LDC,
                    Stockton Partners L.P. and
                    Todd Investments Limited
                    ------------------------

          Renaissance Fund LDC ("Renaissance") has no officers or directors. Renaissance is controlled by Stockton Partners L.P. ("Partners"), which act as the Manager of Renaissance. Renaissance also is controlled by an Investment Committee (as described below), which has full discretion to purchase, sell and exercise voting or other rights with respect to all investments made by Renaissance. Stockton Management Partnership LP, a Delaware limited partnership ("Stockton Management"), acts as the Consultant to Renaissance and is charged with the day-to-day administration of Renaissance. Stockton Partners Inc., a Delaware corporation, is the sole general partner of Partners and Stockton Management. Harvey M. Krueger, by virtue of his ownership of more than a majority of the outstanding equity of Stockton Partners Inc., may be deemed to control Stockton Partners Inc., Partners and Stockton Management. The principal business of Stockton Management and Stockton Partners Inc. is investment management.

          Todd Investments Limited ("Todd Investments") is controlled by a Board of Directors which consists of Harvey
M. Krueger, Alan R. Batkins and Hildy Shandell, none of whom holds any specific position on the Board of Directors.
In addition, it is controlled and managed by Partners which has control with respect to all investments made by Todd Investments.
Todd Investments has no executive officers and no single shareholder has a controlling interest in it.

          The following table sets forth the name, the address of the principal business and principal offices of the Manager, Stockton Management and Partners.

                         Address of Principal Business and
Name                     Offices
- -----                    ---------------------------------

Partners                 c/o Bank of Butterfield International
                            (Cayman) Limited
                         Butterfield House
                         George Town, Grand Cayman

Stockton Management      450 Park Avenue
                         Suite 1203
                         New York, New York  10022

Stockton Partners Inc.   450 Park Avenue
                         Suite 1203
                         New York, New York  10022

          The following table sets forth the name of all the members of Renaissance's Investment Committee as well as their present principal occupations, business addresses, and citizenship.

                     Principal Present Occupation
Name                 and Business Address          Citizenship
- -----               ----------------------------   ----------
Harvey M. Krueger   Lehman Brothers               United States
                    Senior Managing Director
                    American Express Tower
                    200 Vesey Street
                    17th Floor
                    New York, New York  10285

Alan R. Batkin      Kissinger Associates          United States
                    Vice Chairman
                    350 Park Avenue
                    26th Floor
                    New York, New York  10022

Jonathan Kolber     Claridge Israel Inc.          Israel and
                    President and C.E.O.            Canada
                    Europe House
                    37 Shaul Hamelech Blvd.
                    Tel Aviv, 64928 Israel

Arnold Ludwick      Claridge Inc.                 Canada
                    President and C.E.O.
                    1170 Peel Street
                    Suite 800
                    Montreal, Quebec
                    Canada H3B 4P2


          The following table sets forth the name, current office held at Partners and Stockton Partners Inc., present principal occupation, business address and citizenship of each of the directors of Partners and Stockton Partners Inc.

Name and Current            Principal Present
Office Held at Partners     Occupation, Business
and Stockton Partners Inc.  Address                  Citizenship
- --------------------------  ------------------------ ------------

Harvey M. Krueger         Lehman Brothers           United States
Director, Chairman of     Senior Managing Director
the Board and Chief       American Express Tower
Executive Officer         Vesey Street
                          17th Floor
                          New York, New York  10285

Alan R. Batkin            Kissinger Associates      United States
Vice-Chairman             Vice Chairman
                          350 Park Avenue
                          26th Floor
                          New York, New York  10022

Hildy Shandell            Stockton Management       United States
Managing Director         Managing Director
                          450 Park Avenue
                          Suite 1203
                          New York, New York  10022


                        INDEX TO EXHIBITS

Exhibit
Reference          Exhibit                              Page No.
- ---------          -------                              --------
A                  Form of Subscription Agreement
                   dated as of June 14, 1996               32

B                  Form of Certificate of Designation
                   of Series N Preferred Stock             33

C                  Form of Warrant to Purchase Common
                   Stock                                   34

D                  Agreement pursuant to Rule
                   13d-1(f)(1)(iii)                        35



                            EXHIBIT A

                 FORM OF SUBSCRIPTION AGREEMENT


               Pursuant to Rule 12b-32 under the Act, the Form of Subscription Agreement filed as an Exhibit by the Issuer in its Form 8-K dated
          June 20, 1996 is incorporated herein by
          reference.


                            EXHIBIT B

 FORM OF CERTIFICATE OF DESIGNATION OF SERIES N PREFERRED STOCK


               Pursuant to Rule 12b-32 under the Act, the Form of Certificate of Desgination of Series N
          Preferred Stock filed as an Exhibit by the Issuer to its Form 8-K dated June 20, 1996 is incorporated herein by reference.


                            EXHIBIT C


            FORM OF WARRANT TO PURCHASE COMMON STOCK


               Pursuant to Rule 12b-32 under the Act, the Form of Warrant to Purchase Common Stock filed by the Issuer in its Form 8-K dated June 20, 1996 is incorporated herein by reference.


                            EXHIBIT D

                     JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) promulgated under the Securities and Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including amendment number one thereto) with respect to the shares of the common stock, par value $.01 per share, of Geotek Communications, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto.

                              RENAISSANCE FUND LDC

                              By:  STOCKTON PARTNERS L.P.

                              By:  STOCKTON PARTNERS INC.,
                                        its General Partner

                              By:  /s/ Hildy Shandell
                                   --------------------------
                                   Name: Hildy Shandell
                                   Title: Managing Director

                              TODD INVESTMENTS LIMITED

                              By:  STOCKTON PARTNERS L.P.

                              By:  STOCKTON PARTNERS INC.,
                                        its General Partner

                              By:  /s/ Hildy Shandell
                                   --------------------------
                                   Name: Hildy Shandell
                                   Title: Managing Director

                              STOCKTON PARTNERS L.P.

                              By:  STOCKTON PARTNERS INC.,
                                        its General Partner

                              By:  /s/ Hildy Shandell
                                   --------------------------
                                   Name: Hildy Shandell
                                   Title: Managing Director

                               CHARLES BRONFMAN FAMILY TRUST

                               By: /s/ Michel Boucher
                                   -------------------------
                                   Name: Michel Boucher
                                   Title: Attorney-in-fact

                               THE KOLBER TRUST

                               By: /s/ Michel Boucher
                                   -------------------------
                                   Name: Michel Boucher
                                   Title: Attorney-in-fact


                                   /s/ S. Daniel Abraham
                                   -------------------------
                                   Name: S. Daniel Abraham

Dated:  July 1, 1996
                            EXHIBIT E

                        POWER OF ATTORNEY
                        ------------------

The Undersigned hereby appoints Michel Boucher or Andrew Parsons, each acting alone, as the Undersigned's true and lawful Attorney-in-Fact with full power of substitution to execute, in the name, place and stead of the Undersigned, any Statement required to be filed pursuant to Schedule 13D of the United States Securities Exchange Act of 1934 with respect to the Undersigned, including, but not limited to, filing any amendments thereunder, and all instruments and exhibits necessary or incidental thereto or in connection herewith, and to file the same with the United States Securities and Exchange Commission, said Attorney-in-Fact having full power and authority to do and perform in the name of, and on behalf of the Undersigned every act necessary to be done on the premises as fully and as effectually as the Undersigned might or could do in person, the Undersigned hereby ratifying and approving the acts of said Attorney-in-Fact.

This Power of Attorney will remain in force for a period of 6 months from the date set forth below.

THE KOLBER TRUST
CAYMAN INTERNATIONAL TRUST CO. LTD., Trustee
Per: /s/ Stephen O'Dwyer
     -------------------------------





Dated:  July 1, 1996


                            EXHIBIT F

                        POWER OF ATTORNEY
                        -----------------

The Undersigned hereby appoints Michel Boucher or Andrew Parsons, each acting alone, as the Undersigned's true and lawful Attorney-in-Fact with full power of substitution to execute, in the name, place and stead of the Undersigned, any Statement required to be filed pursuant to Schedule 13D of the United States Securities Exchange Act of 1934 with respect to the Undersigned, including, but not limited to, filing any amendments thereunder, and all instruments and exhibits necessary or incidental thereto or in connection herewith, and to file the same with the United States Securities and Exchange Commission, said Attorney-in-Fact having full power and authority to do and perform in the name of, and on behalf of the Undersigned every act necessary to be done on the premises as fully and as effectually as the Undersigned might or could do in person, the Undersigned hereby ratifying and approving the acts of said Attorney-in-Fact.


CHARLES BRONFMAN FAMILY TRUST

Per: /s/ Gary J. Gartner
     -------------------------
     Gary J. Gartner





Dated:  July 1, 1996